Exhibit 14

RENTECH, INC.

CODE OF ETHICS

For CEO and Senior Financial Officers

It is the policy of Rentech, Inc. that its directors, officers and employees, including those of its subsidiaries and divisions, shall maintain high professional and ethical standards in our business practices. This includes dealing honestly, ethically and fairly with our other employees, the public, business community, and government authorities.

Our CEO and principal executive officer, principal financial officer and principal accounting officer or controller are subject to the following additional standards:

•    Honest and Ethical Conduct. They will perform their duties and responsibilities to Rentech honestly and ethically, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

•    Public Disclosure. They will cause Rentech’s reports and documents filed with the SEC to contain full, fair, accurate, timely and understandable disclosure.

•    Compliance With Applicable Laws, Rules and Regulations. They will establish and maintain procedures to comply with applicable governmental laws, rules and regulations, including listing standards, related to Rentech and our various lines of business. Additionally, they will cooperate fully with any inquiry or investigation by law enforcement or regulatory authorities regarding an alleged violation of the law by Rentech or its directors, officers or employees.

INTERNAL REPORTING OF VIOLATIONS. Any officer or employee of Rentech who has information regarding any transaction or activity prohibited by this Code of Ethics must promptly report it to the appropriate level of management. If you are still concerned after speaking with one of our supervisors or our Director of Human Resources, or are uncomfortable for any reason about speaking with one of them, send a detailed note with relevant documents through the mail or otherwise to our Director of Human Resources. You may do this anonymously, if you prefer.

ACCOUNTABILITY. Upon receipt of information regarding an alleged violation of this Code of Ethics, senior management of Rentech, our Vice President - Legal, or both will: (a) evaluate the information and report the information to the Board of Directors, (b) if determined to be necessary, initiate either an informal inquiry or formal investigation, (c) report the results of the inquiry or investigation, together with a recommendation as to the disposition of the matter, to the Chief Executive Officer, Chief Operating Officer, and the Board of Directors, and (d) take appropriate actions, including referring the matter to the appropriate regulatory authority or taking disciplinary measures against violators of the Code. Discipline may include censure, demotion, re-assignment of duties, suspension with or without pay or benefits, and termination of employment.

NO THIRD PARTIES. This Code is a statement of certain fundamental principles, policies and procedures. It is not intended to and does not create any rights in any employee, customer, supplier, competitor, shareholder, or any other person or entity. Rentech may revise, terminate and interpret this Code at any time.